Exhibit (d)(6)

Schedule A

Limited Liability Companies and Portfolios Covered by the Sub-Advisory Agreement, dated as of September 9, 2008, between

Fidelity Investments Money Management, Inc.

and

Fidelity Management & Research (Hong Kong) Limited

Name of LLC	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios II LLC	Fidelity Tactical Income Central Fund	Fixed-Income	09/09/2008
Fidelity Central Investment Portfolios II LLC	Fidelity Corporate Bond 1-10 Year Central Fund	Fixed-Income	09/09/2008
Fidelity Central Investment Portfolios II LLC	Fidelity Mortgage Backed Securities Central Fund	Fixed-Income	09/09/2008
Fidelity Central Investment Portfolios II LLC	Fidelity Inflation-Protected Bond Index Central Fund	Fixed-Income	01/19/2012

Agreed and Accepted

as of January 19, 2012

Fidelity Investments Money Management, Inc.	Fidelity Management & Research (Hong Kong) Limited

By: /s/ JS Wynant By: /s/ JS Wynant

Name: JS Wynant Name: JS Wynant

Title: Treasurer Title: Treasurer